Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-206953

Final Term Sheet

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Security:	Depositary Shares, each representing a 1/100th interest in a share of Perpetual Preferred Stock, Series H

Number of Depositary Shares:	500,000 Depositary Shares (representing an aggregate of 5,000 shares of Perpetual Preferred Stock, Series H)

Aggregate Liquidation Preference:	$500,000,000 ($100,000 per share of Perpetual Preferred Stock, Series H, equivalent to $1,000 per Depositary Share)

Dividend Rate:	From November 14, 2017 to, but excluding, December 15, 2027, at a rate of 5.125% per annum, and from and including December 15, 2027 until the redemption date (if any) at a floating rate equal to three-month LIBOR plus a spread of 2.786% per annum.

Dividend Payment Dates:	The 15th day of June and December each year, commencing June 15, 2018 and ending December 15, 2027 and, from and including December 15, 2027, the 15th day of March, June, September and December each year, beginning March 15, 2028.

Non-Cumulative Dividends:	Dividends will not be cumulative and SunTrust will have no obligation to pay any undeclared and unpaid dividends.

Redemption:	(i) On any Dividend Payment Date occurring on or after December 15, 2027, in whole or in part, at $1,000 per depositary share, plus any declared and unpaid dividends, and (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the prospectus supplement), at a redemption price of $1,000 per depositary share, plus any declared and unpaid dividends.

Voting Rights:	None, except with respect to certain material and adverse changes in the terms of the Perpetual Preferred Stock, Series H, the creation of shares ranking senior to the Perpetual Preferred Stock, Series H, in the case of certain dividend non-payments, and as may otherwise be required by law.

Trade Date:	November 7, 2017

Expected Settlement Date:

T+5; November 14, 2017

SunTrust expects that delivery of the Depositary Shares will be made against payment therefor on or about November 14, 2017, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or either of the two business days after such date will be required, by virtue of the fact that the Depositary Shares will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

Initial Offering Price to the Public:	$1,000 per Depositary Share

Purchase Price by Underwriters:	$990 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$495,000,000

Expected Ratings*:	Baa3 (Moody’s) / BB+ (S&P) / BB (Fitch)

Depositary Shares CUSIP/ISIN:	867914 BP7/ US867914BP72

Joint Book-runners:	SunTrust Robinson Humphrey, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.

*  An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Department, telephone: 1-800-685-4786; Goldman Sachs & Co. LLC at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusgroup-ny@ny.email.gs.com; J.P. Morgan Securities LLC at 383 Madison Avenue, 3rd Floor, New York, NY 10179, telephone: 1-212-834-4533; or Morgan Stanley & Co. LLC at Investment Banking Information Center, 1585 Broadway, 29th Floor, New York, NY 10036, telephone: 1-866-718-1649.